

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2008

Via Facsimile (212) 593-5955 and U.S. Mail

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

>   **Re: Footstar, Inc.**
>   **Preliminary Proxy Statement filed May 6, 2008 by Outpoint Offshore**
>   **Fund, Ltd., Outpoint Capital L.P., Outpoint GP, LLC, Outpoint**
>   **Capital Management LLC, Jordan Grayson and Zachary Prensky**
>   **File No. 001-11681**

Dear Mr. Weingarten:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

1.   Please fill in the blanks in your document.

Cover page

2.   Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Background to the Solicitation, page 4

3.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note, <u>for example</u>:

- your statement that "the interests of the current Board may diverge from that of stockholders;"
- your statement that the company "has failed to formulate and communicate a clear strategy for distributing proceeds to the stockholders following dissolution;"
- your belief that "the distributable value in 2009 is far in excess of the current share price;" and
- your belief that your nominees are "best suited to protect the interests of all stockholders…" (page 5).

4.   We again note your disclosure that "the distributable value in 2009 is far in excess of the current share price" on page 4. Please tell us, with a view toward revised disclosure, what consideration you have given to our interpretive position set forth in Exchange Act Release No. 16833 (May 23, 1980).

Proposal 1, page 4

5.   We note, in the last paragraph of page 4, that each of your nominees will serve until "the next annual meeting of stockholders." We also note your disclosure in the paragraph above that the Class II directors elected at the upcoming annual meeting will serve a two-year term expiring at the 2010 annual meeting. Please reconcile or revise as necessary.

6.   We note you refer security holders to information that you are required to provide and will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Statement of Support, page 5

7.   We note your disclosure that your goal is to "establish a strong stockholder voice as the Company begins to wind down its business." Please clarify whether the board has made any statement in this respect.

Proposal 2, page 8

8.   We note that the company has indicated in its preliminary proxy statement that there have not been any amendments to the bylaws since February 7, 2006 and that there will not be any such amendments prior to the election of directors at the annual meeting. Please revise your disclosure and proxy card as necessary.

Information About the Outpoint Group and Participants, page 9

9.   Please revise your disclosure in this section to state that Mr. Grayson is deemed to have beneficial ownership of the securities owned by Offshore and Onshore based on his ownership and control of Outpoint GP and Outpoint Capital Management. Refer to the definition of beneficial ownership in Rule 13d-3(a)(1).

Cost and Method of Solicitation, page 15

10.   We note that you may employ various methods to solicit proxies, including mail, courier services, Internet, advertising, telephone, facsimile or in person. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

11.   Please tell us whether the solicitation of proxies via the internet will include solicitations via internet chat rooms and tell us which websites you plan to utilize.

Form of Proxy Card

12.   We note the "Note" after proposal 1 that advises security holders to write the names of nominees they do not support "on the line below." Please revise your card to include that line.

Closing Comments

        Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions